Exhibit 99.1

SaverOne Continues to Expand its Global Reach with New Distribution Agreement with Smartfits in the UK

Petah Tikvah, Israel, Dec. 17, 2024 (GLOBE NEWSWIRE) -- SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company that develops and sells advanced transportation safety solutions, today announced it has signed a new distribution agreement with Smartfits Installations Ltd. (Smartfits) to bring its driver distraction prevention technology to fleets across the United Kingdom.

Smartfits, based in Burton on Trent, central England, specializes in fleet safety and technology integrations, serving a diverse range of industries including logistics, public transport and corporate fleets.

Mr. Ori Gilboa, CEO of SaverOne, commented, “We are excited to partner with Smartfits as we introduce our critical road-safety technology to the UK market. This new partnership reflects Smartfits’ commitment to introducing cutting-edge safety innovations to its customer base and aligns strongly with our mission of enhancing road safety. This new distribution partnership is part of our strategic global expansion plan and builds on our strong recent success in European markets. Smartfits’ expertise and focus on delivering safety-driven solutions to fleet operators makes them an ideal partner. We believe their deep market knowledge and strong distribution capabilities will enable us to address the significant potential demand for driver distraction prevention technology in the UK.”

Ms. Lehanne Hassall, Head of Operations at Smartfits, added, “We are thrilled to build this new collaboration with SaverOne and bring their pioneering solution to customers across the UK. Fleet safety is a top priority for operators, and SaverOne’s technology offers an innovative way to prevent distractions and reduce accidents. Together, we aim to make British roads safer while helping fleets achieve greater efficiency and compliance. We anticipate strong market demand ahead as we launch the product into the UK market and look forward to providing fleets with this groundbreaking technology.”

The UK fleet market, with over five million vehicles, has potential for growth in safety-enhancing technologies, driven by increasing regulatory focus and the rising costs of accidents caused by driver distractions. SaverOne’s solution directly addresses these challenges by preventing mobile phone distractions among drivers, thereby reducing risks and operational costs for fleet operators.

About the SaverOne System

SaverOne's system is installed in vehicles to solve the problem of driver distraction, as a result of drivers using distracting applications on their mobile phones while driving in a way that endangers their safety and the safety of their passengers. This phenomenon is considered one of the leading causes of global road accidents. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile phones while driving. SaverOne's technology specifically recognizes the driver area in the vehicle. It prevents the driver from accessing distracting applications such as messaging while allowing others (navigation as an example) without user intervention or consent, creating a safer driving environment.

SaverOne's primary target markets include commercial and private vehicle fleets interested in reducing potential damages and significant costs, vehicle manufacturers interested in integrating safety solutions into their vehicles, and insurance and leasing companies. SaverOne initially addresses car fleets with a focus on the Israeli, European, and US markets and other markets worldwide. SaverOne believes that an increased focus on monitoring and prevention of cellular distraction systems in vehicles, driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future.

The Company's strategy is to provide its technology to customers in the aftermarket and address OEM vehicle manufacturers to integrate the Company's protection technologies during the vehicle manufacturing process.

About SaverOne

SaverOne is a technology company that designs, develops, and commercializes OEM and aftermarket solutions and technologies to lower the risk of and prevent vehicle accidents.

SaverOne's initial product line is a suite of solutions that saves lives by preventing car accidents resulting from distraction from using mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, besides those of historical fact, contained in this press release are forward-looking. Forward-looking statements contained in this press release include but are not limited to, statements regarding SaverOne's strategic and business plans, technology, relationships, objectives, and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations, and financial performance and condition and may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will" "would," or the negative of these words or other similar expressions. However, not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne's current expectations and are subject to inherent uncertainties, risks, and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions about future events that may not prove accurate. Many factors could cause SaverOne's actual activities or results to differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of our technology to substantially improve the safety of drivers; SaverOne’s planned level of revenues and capital expenditures and its ability to continue as a going concern; the success of the distribution agreement with Smartfits in the U.K and SaverOne’s ability to further broaden products and services in the UK and the rest of Europe; SaverOne’s ability to maintain its listing on the Nasdaq Capital Market; the ability of SaverOne’s technology to substantially improve the safety of drivers; its ability to market and sell its products; its plans to continue to invest in research and development to develop technology for both existing and new products; SaverOne’s intention to advance its technologies and commercialization efforts; SaverOne’s intention to use local distributors in each country or region in which it conducts business to distribute products or technology; SaverOne’s plan to seek patent, trademark and other intellectual property rights for products and technologies in the United States and internationally, as well as its ability to maintain and protect the validity of currently held intellectual property rights; SaverOne’s expectations regarding future changes in its cost of revenues and operating expenses; SaverOne’s expectations regarding its tax classifications; interpretations of current laws and the passage of future laws; acceptance of its business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which SaverOne operates; projected capital expenditures and liquidity; SaverOne’s intention to retain key employees, and its belief that it will maintain good relations with all employees; a resurgence of the COVID-19 pandemic and its impact on business and industry; as well as other risks and uncertainties, including, but not limited to, the risks detailed in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") on March 25, 2024  and in subsequent filings with the SEC. Forward-looking statements in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:
Ehud Helft
+1 212 378 8040
saverone@ekgir.com

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